FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2003

                      Tele Norte Celular Participacoes S.A.
                      (Tele Norte Cellular Holding Company)
                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja
                            70713-000 Brasilia - DF,
                                     Brazil
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---
         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes     No X
                                     ---    ---


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                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Tele Norte Celular Participacoes S.A.



   Date:  March 28, 2003             By:  /s/ Joao Cox Neto
                                          -----------------
                                     Name: Joao Cox Neto
                                     Title:  Chief Financial Officer and
                                             Market Relations Executive Officer




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                                  EXHIBIT INDEX


99.1     Minutes of the Annual General Meeting
99.2     Material Fact